

VIA FACSIMILE AND U.S. MAIL

October 27, 2009

Mr. Jeffrey D. Hoffman
President and Chief Executive Officer
Enable Holdings, Inc.
8725 W Higgins, Suite 900
Chicago, Illinois 60631

> **Re:** **Enable Holdings, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed April 10, 2009**
> **Forms 10-Q and 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 0-50995**

Dear Mr. Hoffman:

We have reviewed your response dated October 5, 2009 to our comment letter dated August 4, 2009 as well as the related amendments to your filings and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Independent Auditors' Report, page 48

1. We reviewed your response to comment two in our letter dated August 4, 2009. It does not appear you included the auditor's consent in the amended filing. Please file an amendment that includes the consent.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 24

2.   We reviewed your response to comment 5 in our letter dated August 4, 2009 and
        the revisions to your disclosure. In future filings, please revise your disclosure in
        the first paragraph to reflect the full definition of disclosure controls and
        procedures in Exchange Act Rule 13a-15(e). Also make conforming revisions to
        your conclusion regarding the effectiveness of disclosure controls and procedures.
        Please confirm to us that the conclusion of your chief executive and chief
        financial officers regarding the effectiveness of disclosure controls and
        procedures would not have changed had the full definition of disclosure controls
        and procedures been included in the disclosure. Please provide a similar
        representation regarding your filing on Form 10-Q for the fiscal quarter ended
        June 30, 2009.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 4. Controls and Procedures, page 26

3.   In future filings, please disclose any change in your internal control over financial
        reporting that occurred during your last fiscal quarter that has materially affected,
        or is reasonably likely to materially affect, your internal control over financial
        reporting. Refer to Item 308(c) of Regulation S-K. Confirm to us that there were
        no such changes in internal control over financial reporting during the second
        quarter or otherwise amend your filing as appropriate to disclose the change(s).

                                        *   *   *   *

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please submit your response letter
on EDGAR. Please understand that we may have additional comments after reviewing
your amendments and responses to our comments.

   You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

                                        Sincerely,

                                        William Thompson
                                        Branch Chief